                                                                Exhibit 4(c)(c)



                                 (METLIFE LOGO)
                       Metropolitan Life Insurance Company

                                 A Stock Company
                  One Madison Avenue, New York, NY 10010 - 3690

                                 SINGLE PREMIUM

                  IMMEDIATE VARIABLE INCOME ANNUITY CERTIFICATE

This is a legal Certificate that describes Your benefits and rights and the Beneficiary's rights in Question and Answer format. Please read this Certificate carefully.

This Certificate is not eligible for dividends. [There is no cash surrender benefit]. In accordance with Section 72(u)(4) of the Internal Revenue Code of 1986, as amended, payments under this Certificate must begin no later than 12-months from the Issue Date noted on the Specifications Page.

ANY PAYMENTS PROVIDED BY THIS CERTIFICATE WHICH ARE BASED ON THE INVESTMENT RETURN OF THE SEPARATE ACCOUNT ARE VARIABLE AND ARE NOT GUARANTEED AS TO AMOUNT. THE SEPARATE ACCOUNT CONSISTS OF A NUMBER OF INVESTMENT DIVISIONS, WHICH CAN BE CHOSEN TO SUPPORT ANY VARIABLE INCOME PAYMENTS. THE INVESTMENT DIVISIONS AVAILABLE ARE DESCRIBED IN THE PROSPECTUS. A CHARGE WILL BE ASSESSED AGAINST THE ASSETS IN THE SEPARATE ACCOUNT EQUAL TO THE SEPARATE ACCOUNT CHARGE DEFINED IN QUESTION 1.

IF WE ARE MAKING VARIABLE INCOME PAYMENTS, THE AMOUNT PAID AS OF ANY PARTICULAR PAYMENT DATE MAY BE MORE OR LESS THAN THE AMOUNT PAID AS OF THE PRIOR PAYMENT DATE. PAYMENTS WILL GO UP WHEN THE NET INVESTMENT RETURN (I.E., THE RETURN REDUCED BY THE SEPARATE ACCOUNT CHARGE) OF THE SEPARATE ACCOUNT IS GREATER THAN THE CERTIFICATE'S ASSUMED INVESTMENT RETURN AND DOWN WHEN IT IS LESS THAN THE ASSUMED INVESTMENT RETURN. (FOR AN EXPLANATION OF HOW THIS CALCULATION IS DETERMINED SEE QUESTION 7).

                           [ [10]-DAY RIGHT TO EXAMINE

You may return Your Certificate to Us at Our designated office or to the person You purchased it from within [10] days of the date You received it. If You return it within the [10] day period, the Certificate will be canceled from the Issue Date. We will refund the Purchase Payment received on Your behalf adjusted to reflect net investment performance and changes in the specified interest rate since the date of purchase, minus any payments made prior to Your cancellation of this Certificate.]


       /s/ Gwenn L. Carr                       /s/ Robert H. Benmosche
       GWENN L. CARR                           ROBERT H. BENMOSCHE
       Vice-President and Secretary            Chairman of the Board and
                                               Chief Executive Officer

                                   Cover Page


Form G.4333-28

                       INCOME PAYMENT SPECIFICATIONS PAGE

CERTIFICATE OWNER:                              [Mary Smith]

ANNUITANT:                                      [Mary Smith]

DATE OF BIRTH [AND SEX] OF ANNUITANT:           [January 1, 2003]       [Female]

[ANNUITANT SOCIAL SECURITY NO.:                          [XXX-XX-1234]]

[JOINT ANNUITANT:                               John Smith]

[DATE OF BIRTH, [AND SEX] OF JOINT ANNUITANT:   May 1, 2003   Male]

GROUP ANNUITY CONTRACT NO.:                     [000000]

CERTIFICATE NO.:       [123456789]               ISSUE DATE:   [January 1, 2003]


INITIAL PAYMENT DATE:          [February 1, 2003]

BENEFICIARY, DATE OF BIRTH:    [Susan Smith   January 23, 2001]

[MORTALITY TABLE:              1983 U.S. IAM Basic, Male with mortality
                               improvement projected to issue date and
                               thereafter Using U.S. Projection Scale G, Male]

ASSUMED INVESTMENT RETURN:     [X%] The daily [X%] AIR factor is [X.XXXXX]

SEPARATE ACCOUNT:              [Metropolitan Life Separate Account E]

SEPARATE ACCOUNT FUND:                  [Metropolitan Series Fund, Inc., MetLife
                                        Investors Series Trust, American Funds
                                        Insurance Series]

PURCHASE PAYMENT:              [$100,000.00]

SEPARATE ACCOUNT CHARGE:                [0.95% annually]

PREMIUM TAX:                   [$000.00]        [BROKER COMMISSION:    [$000.00]

TYPE OF ANNUITY:               [Lifetime Income Annuity with a Guarantee Period
                               with Withdrawal Option]

PAYMENT FREQUENCY:             [monthly]

TAX MARKET                     [Non-qualified]  ERISA APPLIES     [No]


Form G.4333-28-01

                       INCOME PAYMENT SPECIFICATIONS PAGE

INITIAL INCOME PAYMENT *

      -  FIXED INCOME PAYMENT                   $[000.00]      [000%]

      -  VARIABLE INCOME PAYMENT **

              -[x Investment Division]          $[000.00]      [000%]
              -[y Investment Division]          $[000.00]      [000%]


           TOTAL INITIAL INCOME PAYMENT:        $[000.00]      [000%]

ANNUITY DESCRIPTION FOR [Lifetime Income Annuity with a Guarantee Period with Withdrawal Option:

1. If the Annuitant is alive on the Initial Payment Date and except as provided in item 2 below, We will pay the calculated Income Payment amount from that date until the Annuitant dies. We guarantee, however, that once payments start We will make the calculated payment until [month/day/year] (i.e., Guaranteed Income Payments) whether or not the Annuitant is alive. We will make no further payments if the Annuitant dies after [month/day/year].

2.    Withdrawals may be made subject to the following terms:

a. During the two-year period beginning with the Initial Payment Date and ending on [month/day/year], You may request a full or partial withdrawal of the Fair Market Value of this annuity. We will make no further payments if a full withdrawal of the Fair Market Value occurs. A partial withdrawal of the Fair Market Value of this annuity will result in a pro-rata reduction of all future calculated Income Payments. The pro-rata reduction will be equal to the ratio of the withdrawal amount to the full Fair Market Value of this Certificate at the time of the withdrawal.

b. Withdrawals made after the end of the two-year period will be limited to the Withdrawal Value of The Guaranteed Income Payments that are payable up to and including [month/day/year]. Any such withdrawal will result in a pro-rata reduction of the calculated benefit until [month/day/year]. The pro-rata reduction will be equal to the ratio of the withdrawal amount to the Fair Market Value of the remaining Guaranteed Income Payments payable under this Certificate at the time of the withdrawal. Beginning with the first calculated payment due on [month/day/year], provided the Annuitant is alive on that date, We will make the full-calculated payment determined as if no withdrawal of the Withdrawal Value of The Guaranteed Income Payments had occurred.

c. All withdrawals will be subject to an administrative charge, which will be deducted from the withdrawal amount prior to payment, and all withdrawals will be subject to a minimum withdrawal amount (see Specifications Page to determine the administrative charge and the minimum withdrawal amount). If amounts withdrawn during the first two years would result in the calculated payment due immediately following the date of withdrawal to be less than $100.00 per month (or $1,200.00 per year, if paid other than monthly) then the full Fair Market Value must be withdrawn, and We will make no further payments under this Certificate. If any withdrawal made after [month/day/year] but before [MONTH/DAY/YEAR] would cause subsequent Income Payments to be reduced to less than 25% of the amount that would have been paid had no Withdrawal of the Guaranteed Income Payment occurred then no withdrawal will be permitted.

d. Both the Fixed and Variable Income Payment amounts will be aggregated for purposes of determining the Fair Market Value of the annuity and the withdrawal values of the guaranteed amounts. Subject to the above restrictions, a request to withdraw a specific dollar amount will be treated as a withdrawal from both the Variable and Fixed Income Payments. Reductions in any remaining Income Payments after a withdrawal will be made proportionately to both the variable and fixed income annuity options under this Certificate.

e. Notwithstanding anything in this Certificate to the contrary, solely for purposes of this withdrawal feature, neither the Fair Market Value nor the Withdrawal Value of the Guaranteed Income Payments may exceed the total future expected payments as determined under the applicable income tax regulations of section 401(a)(9)


Form G.4333-28-01
      of the Code.

                       INCOME PAYMENT SPECIFICATIONS PAGE

3. We will pay the payee(s) named by the Owner. If no payee is designated, or no designated payee is alive when a payment is due, We will make payment to whomever of the following are alive in the following order: if the Annuitant and Owner are the same person, the Annuitant, if living, otherwise the Beneficiary, if living. If the Owner and Annuitant are the same person and said person and the beneficiary are both dead, any guaranteed payments due will be made to the estate of the last to die of the Annuitant or the Beneficiary. In cases where the Owner is not a living person and no payee or beneficiary was designated by the Owner to receive payments, We will pay the Owner any payments due.

4. We may withhold amounts from Income Payments and withdrawals, or reduce future payments, as required under applicable federal, state, or local tax law to satisfy any tax liability with respect to such payments and withdrawals (including without limitation, income, estate and gift, generation skipping transfer tax, other excise taxes [and premium taxes]).

MINIMUM WITHDRAWAL AMOUNT:        [$1000.00]
ADMINISTRATIVE WITHDRAWAL CHARGE:   [$95.00]

[We reserve the right to require receipt of a properly executed spousal consent to the extent applicable and required under the Internal Revenue Code, the Employee Retirement Income Security Act of 1974, or the Retirement Equity Act of 1984 prior to the issuance of this Certificate[ or the payment of any requested withdrawal under this Certificate].]

INTEREST RATE APPLICABLE TO UNDER PAYMENTS OR OVER PAYMENTS
DUE TO MISSTATEMENT OF AGE [AND/OR SEX]:                                    [3%]

THE DESIGNATED OFFICE RESPONSIBLE FOR SERVICING YOUR CERTIFICATE IS:

          [MetLife Retirement Group
          Metropolitan Life Insurance Company
          2300 Lakeview Parkway - Suite 600,
          Alpharetta, GA 30004.
          Telephone No. 1-866-438-6477].




*THIS AMOUNT ASSUMES THAT YOU HAVE ELECTED NOT TO HAVE ANY FEDERAL TAXES
WITHHELD.

**THIS AMOUNT ASSUMES THE INITIAL INCOME PAYMENT IS AS OF THE ISSUE DATE. IF THE INITIAL INCOME PAYMENT IS NOT MADE WITHIN 10 DAYS OF THE ISSUE DATE THEN THE ACTUAL INITIAL INCOME PAYMENT WILL BE THE PAYMENT AMOUNT CALCULATED AS OF THE DATE TEN DAYS PRIOR TO THE ACTUAL PAYMENT DATE. ALL FUTURE PAYMENTS WILL BE DETERMINED AS DESCRIBED IN QUESTIONS 6 AND 7.


Form G.4333-28-01

QUESTION KEY                                                                                                                PAGE
1.    What do the basic terms used in this Certificate mean?.........................................................        2

2.    How do Your income choices affect the allocation of the Net Purchase Payment under this Certificate?...........        [5]

3.    Can the Initial Income Payment shown on the Specifications Page change?........................................        [5]

4.    How was the Initial Income Payment determined?.................................................................        [5]

5.    How does the Separate Account operate?.........................................................................        [6]

6.    When are the Variable Income Payments determined?..............................................................        [7]

7.    How does MetLife calculate the Variable Income Payment?........................................................        [8]

8.    How can You change Your Income Payment?........................................................................        [8]

9.    What happens to Your Income Payment when You elect to make a reallocation between the fixed and
      variable income options?                                                                                               [10]

10.   What is the death benefit if the Annuitant dies?...............................................................        [10]

11.   What if an Annuitant's age [or sex] as of the Certificate's Issue Date
      is not correct?................................................................................................        [11]

12.   What are the Owner's rights under this Certificate?............................................................        [11]

13.   What information can We ask for after the issue date of this Certificate?......................................        [11]

14.   Can this Certificate and the payments provided under it be assigned,
      transferred or used as collateral for a loan?..................................................................        [11]

15.   How does MetLife receive notice regarding any changes to be made to this Certificate?..........................        [11]

16.   How do Federal income tax rules affect this Certificate?.......................................................        [12]

17.   Are there any other tax rules affecting this Certificate?......................................................        [12]

18.   Does this Certificate contain all the provisions affecting it?.................................................        [12]


Form G.4333-28                          1

1.    WHAT DO THE BASIC TERMS USED IN THIS CERTIFICATE MEAN?

      ANNUITANT is the person or persons on whose lifetime an income will be based. If more than one Annuitant is named and an Annuitant dies, We will continue to make payments during the life of the surviving Annuitant, but possibly in a reduced amount (see Specifications Page). As used in this Certificate the word Annuitant will refer to the named Annuitant on the Specifications Page unless he/she is no longer living, in which case the word Annuitant will refer to the Joint Annuitant, if any.

      ANNUITY PURCHASE RATE means the dollar amount required by Us to provide a fixed or variable income of $1.00 as of each future Payment Date.

      This rate, which is specific to the type of annuity selected, is primarily based on [two assumptions; namely, a mortality basis and] an interest rate. [Mortality basis is a measurement scale used to determine the Annuitant's life expectancy. We guarantee that the mortality basis, which will be that stated on the Specifications Page, will not change.] If the Annuitant dies, then the Annuity Purchase Rate will be the rate specific to the type of annuity that reflects the remaining payment(s), if any.

      For the fixed income portion of this annuity, the Annuity Purchase Rate will be the best available rates MetLife is currently offering for this class of business[, taking into account any adjustment required to reflect the mortality basis]. In no event, however, will the Annuity Purchase Rate be less favorable than that specified in the group annuity contract on the Issue Date of this Certificate. For the variable income portion of this annuity, the Annuity Purchase Rate will be determined using the AIR [and the mortality basis] stated on the Specifications Page.

      Neither expenses actually incurred nor mortality actually experienced shall adversely affect the dollar amount of variable annuity payments to any Annuitant for whom variable annuity payments have commenced.

      ANNUITY UNIT is a unit of measurement used to determine the amount of each Variable Income Payment. The value of an Annuity Unit will vary in relation to the investment experience of the Separate Account investment division(s) You elected.

      ASSUMED INVESTMENT RETURN (AIR) is the interest rate used to determine the first Variable Income Payment per $1,000 of Net Purchase Payment amount applied to the Separate Account investment divisions. It is also the benchmark rate of return against which all future payments will be compared. [You elected the AIR applicable to this Certificate at the time You purchased this annuity.] The AIR is stated on the Specifications Page of this Certificate.


Form G.4333-28                          2

      [BENEFICIARY is the person or persons named to receive any death benefit payable after an Annuitant dies. A contingent Beneficiary may be named to become the Beneficiary if all the Beneficiaries die while an Annuitant is alive. If no Beneficiary or contingent Beneficiary is named, or if none is alive when an Annuitant dies, We will pay the Annuitant's estate. If more than one Beneficiary is alive when an Annuitant dies, We will pay them in equal shares unless directed otherwise.] 1

      [BENEFICIARY is the person or persons named by the Owner to receive any death benefit payable after an Annuitant dies. A contingent Beneficiary may be named by the Owner to become the Beneficiary if all the Beneficiaries die while an Annuitant is alive. If more than one Beneficiary is alive when an Annuitant dies, We will pay them in equal shares unless directed otherwise. If no Beneficiary or contingent Beneficiary is named, or if none is alive when an Annuitant dies, We will pay the Owner.] 2

      BUSINESS DAY means a day on which the New York Stock Exchange is open for Business. A Business Day ends as of the close of regular trading on the New York Stock Exchange.

      CODE refers to the Internal Revenue Code of 1986, as amended.

      FAIR MARKET VALUE as determined on any Valuation Date, is the amount equal to the Income Payment as of that date multiplied by the corresponding Annuity Purchase Rate determined on that same date.

      FIXED INCOME PAYMENT means payments under this Certificate that are guaranteed not to change due to any investment gains or losses, or due to changing economic conditions.

      FUND refers to the various Series Funds offered under the Separate Account. Each Fund is divided into portfolios, each of which has its own investment objectives, investment management fees and other charges. We will periodically provide You with this information. The investment divisions of the Separate Account invest in these portfolios. The applicable Series Funds are shown on the Specifications Page.

      INCOME DETERMINATION DATE for Variable Income Payments made under this Certificate means the 10th day prior to a Payment Date. The issue date will also be considered an Income Determination Date if it falls within 10 days of the Initial Payment Date.

      INCOME PAYMENT as of any Valuation Date means the total annuity amount payable as of that date under the fixed and variable options. (For an explanation of how the initial Income Payment is determined, see question 4.)


Form G.4333-28                          3

      NET PURCHASE PAYMENT means the Purchase Payment, less any applicable taxes and any administrative fees[, and, if applicable, any brokerage costs] associated with establishing this Certificate.

      NET INVESTMENT RETURN OR NIR is the percentage change in the value of an investment division since the last Valuation Date, which already reflects any expenses and charges associated with the underlying Fund portfolio, as well as the daily equivalent of the Separate Account Charge for every day since the last Valuation Date.

      PAYMENT DATE is each [monthly] [quarterly] [semi-annual] [annual] anniversary of the Initial Payment Date. Your payment frequency cannot be changed.

      PURCHASE PAYMENT means the total amount of money We received to purchase this annuity. The amount is shown on the Specifications Page.

      SEPARATE ACCOUNT is the account under this Certificate to which We allocate the portion of the Net Purchase Payment to provide the Variable Income Payments. It is an investment account We maintain separate from Our other assets. The Separate Account consists of a number of investment divisions. The Separate Account is valued each Business Day. A detailed description of each investment division currently available under this Certificate is contained in the prospectus. You will be notified if the Funds that are available change in the future. The applicable Separate Account is shown on the Specifications Page.

      SEPARATE ACCOUNT CHARGE is a fee which covers costs associated with the administration of this annuity, the mortality and expense risk, and distribution costs and other costs necessary to maintain this annuity; e.g., financial, accounting, actuarial and legal expenses. This fee will be no more than 0.95%, annually, of the average value of amounts in the Separate Account. MetLife reserves the right to increase or decrease the fee, but in no event will the fee be greater than 0.95%, annually. The fee may be less than the maximum charge depending on the level of distribution assistance provided by your employer, association or group.

      VALUATION DATE refers to each Business Day the Variable Income Payment is calculated. A Valuation Date will also occur on any Business Day that We determine the Fair Market Value [or, if applicable, the Withdrawal Value of Guaranteed Income Payments under this Certificate].

      VARIABLE INCOME PAYMENTS are those payments under this Certificate the amount of which is not guaranteed. The payment amount will increase or decrease based on the investment results of the Separate Account investment divisions providing the Variable Income Payment as compared to the benchmark AIR.


Form G.4333-28                          4

      [WITHDRAWAL VALUE OF GUARANTEED INCOME PAYMENTS are those payment attributable to Your annuity, as determined on the date MetLife receives the request for a withdrawal, that are equal to the amount that would be needed to purchase only those payments that are guaranteed to be paid without regard to the death of the Annuitant(s), whose benefit form, Income Payment amounts and Annuitant(s) are identical to this annuity as it exists on that date.]

      The terms WE, US, OUR and METLIFE refer to Metropolitan Life Insurance Company.

      [The terms YOU and YOUR will refer to the Annuitant (as defined in this question 1). The Annuitant may exercise all rights under this Certificate (For an explanation of all rights under this Certificate see question
      12).]

      [The terms YOU and YOUR will refer to the Owner named on the Specifications Page. The named Owner (or a person designated by the Owner) may exercise all rights under this Certificate (For an explanation of all rights under this Certificate see question 12)].

2. HOW DO YOUR INCOME CHOICES AFFECT THE ALLOCATION OF THE NET PURCHASE PAYMENT UNDER THIS CERTIFICATE?

      Except as noted in question 3, the Specifications Page shows the initial Income Payment amount payable. It also indicates what percentage(s) You selected to be paid as a Fixed and/or Variable Income Payment. Based on this selection, MetLife has allocated a portion of the Net Purchase Payment to its general account to provide for any fixed payment and a portion to the applicable investment divisions in the Separate Account to provide for any Variable Income Payment.

3.    CAN THE INITIAL INCOME PAYMENT SHOWN ON THE SPECIFICATIONS PAGE CHANGE?

      Once this Certificate is issued, You will be unable to change the type of annuity, the Annuitant or the date payments commence. If the Initial Payment Date is more than 10 days after the Issue Date then the initial Variable Income Payment may be different from that shown on the Specifications Page (see question 6). If You change the allocation between Fixed and Variable Income Payments before the Initial Payment Date, the Initial Income Payment will also change (see questions 8 and 9).

4.    HOW WAS THE INITIAL INCOME PAYMENT DETERMINED?

      The Initial Income Payment was determined by dividing the Net Purchase Payment amount allocated to each Income Payment option (i.e., fixed and variable) by the Annuity Purchase Rate in effect for each option as of the issue date.


Form G.4333-28                          5

      For example: assume the Net Purchase Payment received to purchase Your annuity was $100,000, and You allocated $50,000 to Your Fixed Income Payment option and $50,000 to Your Variable Income Payment option. If the then current Annuity Purchase Rate for the fixed income option was $100, the $50,000 You allocated toward the purchase of Your Fixed Income Payment would be divided by the $100, and You would receive an initial Fixed Income Payment equal to $500. The same calculation would be applied to the $50,000 You allocated toward the purchase of Your Variable Income Payment, except the Annuity Purchase Rate for the variable income option would be determined using the AIR shown on the Specifications Page. For this example let's say the Annuity Purchase Rate for the variable income option was $125. Dividing the $50,000 by the $125 purchase rate would give You an initial Variable Income Payment of $400. This would give You a Total Initial Income Payment of $900.

5.    HOW DOES THE SEPARATE ACCOUNT OPERATE?

      The Separate Account is divided into investment divisions, each of which buys shares in a corresponding portfolio of the Fund. Therefore, the Separate Account does not invest directly in stocks, bonds, etc., but leaves such investments to the Fund portfolios to make. The shares for each Fund portfolio may also be bought by other Separate Accounts of Ours or Our affiliates. Thus, the rate of return for each investment division will generally be the same as that of the corresponding Fund portfolio, reduced by the annual Separate Account Charge.

      We own the assets in the Separate Account. The Separate Account will not be charged with liabilities that arise from any other Business that We conduct. We will add amounts to the Separate Account from other contracts issued by Us. MetLife guarantees that We will maintain assets in the Separate Account with a value at least equal to the reserves for the Variable Income Payment payable in accordance with the terms of this Certificate.

      We keep track of each investment division of the Separate Account using Annuity Units. The number of Annuity Units is determined by dividing the Variable Income Payment amount determined as of the issue date by the corresponding Annuity Unit value for each applicable division on that date. The current value of an Annuity Unit of an investment division is equal to the value of an Annuity Unit for the immediately preceding Valuation Date times the product of: (a) the daily AIR factor for each day in the current valuation period and (b) the investment experience factor (i.e., 1 + NIR) for the current valuation period for the applicable investment division.

      A valuation period is the period between one calculation of an Annuity Unit value and the next calculation. Normally, We calculate Annuity Units once each Business Day.


Form G.4333-28                          6

      Amounts allocated to an investment division of the Separate Account will be credited as of the end of the Valuation Date during which they are reallocated. Additions to or withdrawals from an investment division may only be made as of the end of a Valuation Date. When You make a reallocation into an investment division, We credit You Annuity Units in that division. When You make a reallocation out of an investment division, We reduce the number of Your Annuity Units in that division. In either case, the number of Annuity Units that are added or subtracted is determined by the value of the Annuity Unit at the time of the transaction. For example: if You reallocate 10 Annuity Units from one investment division with an Annuity Unit value of $10 to another investment division with an Annuity Unit value of $20, the number of Annuity Units in the first investment division would be reduced by 10 and the number of Annuity Units in the second investment division would increase by 5 i.e., (10 x $10) divided by $20.

      We may make changes to the Separate Account if We think they would best serve the interests of participants or Owners of Certificates that participate in the Separate Account or would be appropriate in carrying out the purposes of such Certificates. Any changes will be made only to the extent and in the manner permitted by applicable laws. Also, when required by law, We will obtain Your approval of the changes and approval from any appropriate regulatory authority.

      Examples of the changes to the Separate Account that We may make include:

      - To reallocate any assets in an investment division to another investment division, or to one or more other Separate Accounts, or to Our general account, or to add, combine, or remove investment divisions in the Separate Account.

      - To substitute, for the shares of the Fund portfolio held by any investment division, the shares of another class of the Fund or the shares of any other investment permitted by law.

      If any modifications result in a material change in the underlying investments of an investment division to which an amount is allocated under this Certificate, We will notify You of the change. You may then choose to have the Variable Income Payments supported by other investment divisions available under this Certificate.

6.    WHEN ARE THE VARIABLE INCOME PAYMENTS DETERMINED?

      The Variable Income Payments are determined as of each Valuation Date. A Valuation Date will occur on the "Income Determination Date", which is the day We calculate the Variable Income Payment payable on the next Payment Date. In addition, a Valuation Date will occur as of the effective date of an election to (i) change the allocation between Fixed and Variable Income Payments, or (ii)


Form G.4333-28                          7
      change the investment division or investment divisions providing the Variable Income Payments. A Valuation Date will also occur on the date that any withdrawal amount or death benefit, if any, is paid out under this annuity.

      While the Variable Income Payment will be calculated as of each Valuation Date, only the amount calculated as of the Income Determination Date will be reflected in the payment. To the extent permitted by law, We may also change the Income Determination Date by giving You 30 days notice.

      We reserve the right to delay the Valuation Date (i.e., delay payment) if the rules of the Securities and Exchange Commission (SEC) so permit and the SEC has determined that an emergency exists making the calculation of the investment divisions' NIR not reasonably practicable (see the prospectus for a further discussion of events that may be deemed an emergency by the SEC).

7.    HOW DOES METLIFE CALCULATE THE VARIABLE INCOME PAYMENT?

      If You chose to have a portion payable as a Variable Income Payment, the name of the investment divisions, and the allocation You initially selected are shown on the Specifications Page. Under the Variable Income Payment option, the Income Payment amount changes based on both the NIR of the investment division(s) supporting the payment and the AIR. How much the Variable Income Payment will change and whether the change will be positive or negative will depend on the NIR determined for each investment division since the last Income Determination Date.

      On an annualized basis, for example, if the AIR is 5% and an investment division has a cumulative NIR of 6% over a one-year period, the first Variable Income Payment of the next year will be approximately 1% greater than the payment on the same date in the preceding year. If the NIR is 4% over a one-year period, the first Variable Income Payment of the next year will be approximately 1% less than the payment on the same date in the preceding year.

      A Variable Income Payment on any Valuation Date is calculated for each investment division selected. On a Valuation Date We determine the new Variable Income Payment by multiplying the number of Annuity Units for each of the investment divisions You selected by the value of the units attributable to Your elected investment divisions.

      If more than one investment division is chosen, the new Variable Income Payment is the sum of the amounts determined for each investment division.

8.    HOW CAN YOU CHANGE YOUR INCOME PAYMENT?

      There are several ways that You can change the Income Payment. You can reallocate all or a portion of the Income Payment between Fixed and Variable Income Payments, as well as reallocate between or change the investment


Form G.4333-28                          8
      divisions supporting Your Variable Income Payments. For an explanation of how this reallocation can affect the Income Payment see question 9. [Your Income Payments can also change if You make a withdrawal.]

      For reallocations or changes made under this question 8, one transaction may be made per Business Day. However, for administrative reasons, We reserve the right to limit the number of changes in any one-month period to one. If We do so, We will give You 30 days advance written notice.

      Reallocations or changes will be made as of the end of a Business Day if received before 4:00 PM Eastern Standard Time on that Business Day. Otherwise the change will be made as of the end of the next Business Day.

      We will not be liable for any reallocations made in accordance with Your instructions (or instructions from Your designee if We agree to accept instructions from such designee). All reallocations made on the same Business Day will be treated as one reallocation. A reallocation will be made as of the end of a Business Day when We receive all the required information necessary to process the request in good order at Our designated office. All transfers will be subject to the following:

      1. We reserve the right to limit the maximum number of reallocations in any twelve month period;

      2.    We reserve the right to charge a fee for reallocations;

      3. We reserve the right to limit the amounts available for reallocations;

      4. Your right to reallocate payments is subject to limitations or modifications by Us if We determine, in Our sole opinion, that the exercise of the right by one or more Owners with interests in the investment division is, or would be, to the disadvantage of other Owners. Restrictions may be applied in any manner reasonably designed to prevent any Use of the transfer right that is considered by Us to be to the disadvantage of other Owners. A limitation or modification could be applied to reallocations to, or from, one or more of the investment divisions and could include, but is not limited to:

            a. the requirement of a minimum time period between each reallocation;

            b. not accepting a reallocation request from a third party acting under authorization on behalf of more than one Owner;

            c. limiting the dollar amount that may be reallocated between the investment divisions by an Owner at any one time;


Form G.4333-28                          9

            d. requiring that a written reallocation request be provided to Us signed by the Owner;

      5. To the extent permitted by applicable law, We reserve the right to defer the reallocation privilege at any time that We are unable to purchase or redeem shares of any of the portfolios under the Separate Account. In addition, in accordance with applicable law and subject to MetLife securing the appropriate state insurance department approvals, We reserve the right to modify or terminate the reallocation or change privilege at any time.

9. WHAT HAPPENS TO YOUR INCOME PAYMENT WHEN YOU ELECT TO MAKE A REALLOCATION BETWEEN THE FIXED AND VARIABLE INCOME OPTIONS?

      We will adjust Your payment amounts when You elect to reallocate between Your Fixed and Variable Income Payment options. For example:

      a. If You reallocate 100% of Your Fixed Income Payment option (i.e., $500) to Your Variable Income Payment option, We would adjust this Income Payment amount by applying a factor. This factor would be determined on the reallocation date by dividing the Annuity Purchase Rate for the fixed income option by the Annuity Purchase Rate for the variable income option. For example, if on the reallocation date the current fixed Annuity Purchase Rate was $100 and the Annuity Purchase Rate for the variable income option was $125, then the resulting adjustment factor would be 0.8. To convert the fixed annuity amount to a variable annuity amount, We would multiply the $500 by the 0.8 factor. As a result of the reallocation, Your fixed income amount would decrease by $500 and Your variable income amount would increase by $400.

      b. If You reallocate 100% of Your Variable Income Payment option to Your Fixed Income Payment option, Your Variable Income Payment would be determined on the date of reallocation (see question 7 for explanation as to how the Variable Income Payment is calculated). Let's assume on the reallocation date that Your variable annuity income amount was calculated to be $500. To convert this amount to the corresponding fixed income annuity amount, We would apply a factor. This factor would be determined on the reallocation date by dividing the Annuity Purchase Rate for the variable income option by the current Annuity Purchase Rate for the fixed income option. Using the example in (a) above, let's again assume that the Annuity Purchase Rate for the variable income option is the same $125 and the Annuity Purchase Rate for the fixed income option is $100. This would result in a factor of 1.25, which when multiplied by the variable income amount of $500 would result in a fixed income amount of $625. As a result of the reallocation, Your variable income amount would decrease by $500 and Your fixed income amount would be increased by $625.


Form G.4333-28                          10

10.   WHAT IS THE DEATH BENEFIT IF THE ANNUITANT DIES?

      If the Annuitant dies before the Initial Payment Date, but after the free-look period defined on the cover page of this Certificate, We will refund the Purchase Payment [less any prior withdrawals] received for this Certificate as a death benefit in a lump sum.

      To determine if there is any death benefit payable after the Initial Payment Date, see the annuity description on the Specifications Page.

11. WHAT IF AN ANNUITANT'S AGE [OR SEX] AS OF THE CERTIFICATE'S ISSUE DATE IS NOT CORRECT?

      If the date of birth [or sex] as shown on the Specifications Page is not correct, We will adjust the payments to reflect the correct age [or sex]. If We have already made an incorrect payment, then any overpayment will be deducted from future payments. Any adjustment due to an underpayment will be paid with interest within 30 days of Our receiving the corrected information (see Specifications Page for applicable interest rate).

12.   WHAT ARE THE OWNER'S RIGHTS UNDER THIS CERTIFICATE?

      [You have all the rights under this Certificate, including the right at any time to change the Beneficiary, if applicable. No change will be effective until written notice of the change is received by Us.]

      [As Owner You have all the rights under this Certificate including the right to name or change the person, including a Beneficiary, to whom benefits are payable under the annuity. No change in the person(s) to whom benefits are payable will be effective until written notice of the change is received by Us.]

      Any change in a Beneficiary designation will take effect as of the date the request was signed but without prejudice to Us on account of any payment made by Us before receipt of the request or so soon thereafter that payment could not reasonably be stopped. When contacting Us, You should specify the Certificate number and Your name.

13.   WHAT INFORMATION CAN WE ASK FOR AFTER THE ISSUE DATE OF THIS CERTIFICATE?

      We can request proof that You are alive as of any Payment Date. If We have made a request, We may make no further payments until proof is received. If the Annuitant is not then living, We will require proof of the authority of any person who makes a claim to receive any amount payable upon the Annuitant's death.


Form G.4333-28                          11

14. CAN THIS CERTIFICATE AND THE PAYMENTS PROVIDED UNDER IT BE ASSIGNED, REALLOCATED OR USED AS COLLATERAL FOR A LOAN?

      No. This Certificate and the payments provided under it are not assignable and will be exempt from the claims of creditors to the maximum extent permitted by law.

15. HOW DOES METLIFE RECEIVE NOTICE REGARDING ANY CHANGES TO BE MADE TO THIS CERTIFICATE?

      All requests and questions You may have concerning this Certificate, like a change of payments or a change of Beneficiary should be sent to Our "designated office". We will notify You If We change the location, (see the Specifications Page for the address and telephone number of the designated office).

16.   HOW DO FEDERAL INCOME TAX RULES AFFECT THIS CERTIFICATE?

      See the tax endorsement attached to this Certificate.

17.   ARE THERE ANY OTHER TAX RULES THAT AFFECT THIS CERTIFICATE?

      We reserve the right to deduct from the Purchase Payment received or payments made under this Certificate any taxes paid by Us to any governmental entity relating to this Certificate (including without limitation: premium taxes, federal, state and local withholding of income, estate, inheritance and other taxes required by law, and any new or increased state income taxes that may be enacted into law).

      We will, at Our sole discretion, determine when taxes relate to the Certificate, including for example when they have resulted from: the investment experience of the Separate Account; Our receipt of the Purchase Payment; commencement of payments, payments of death benefits; partial or full withdrawals; and any new or increased taxes which may become effective that are imposed on Us and which relate to the Purchase Payment, earnings, gains and losses, fees and charges under this Certificate.

18.   DOES THIS CERTIFICATE CONTAIN ALL THE PROVISIONS AFFECTING IT?

      Yes. This Certificate, the application and any other riders and endorsements included in it make up Your entire Certificate with Us. We will never contest the validity of this Certificate. Changes in its provisions may only be made in writing by Our President, Secretary or a Vice-President. No provision may be waived or changed by any of Our other employees, representatives or agents.


Form G.4333-28                          12